Mail Stop 3561

October 12, 2006

James F. Palmer
Chief Financial Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

> **Re:** **Visteon Corporation**
> **File No 001-15827**
> **Form 10-K: For the Year Ended December 31, 2005**

Dear Mr. Palmer:

We have reviewed your August 25, 2006 correspondence and have the following comment. In our comment, we ask you to provide us with further information so we may better understand your financial statement presentation and disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 60

1. We have reviewed your response to our prior comment number 1, but we do not believe that you have fully addressed our concerns. We note that you evaluated the disposed ACH businesses at the global product line level, and you concluded that the substantial majority of the disposed ACH businesses did not constitute separate "components" of your company in accordance with SFAS No. 144. However, as you disposed of 23 North American facilities, for which separate financial data (on an aggregate basis) has been presented in the "Segment Information" footnote of your subsequent filings on Form 10-Q, we are unclear why your global product lines would represent the lowest level at which operations and cash flows can be distinguished from the rest of your company, on an operational basis and for financial reporting purposes. As such, please provide the following information with regard to the facilities that were sold:

- The reasons why management believes that the operations and cash flows of your individual facilities are not clearly distinguishable, if any.
- The reasons why your individual facilities would not be considered the lowest level of clearly distinguishable operations and cash flows.
- The reasons that each individual facility that you sold would not qualify as a component.

Please refer to the guidance included in paragraphs 41, B102, and B105 of SFAS No. 144. In addition, please provide us with an evaluation of (a) whether the operations and cash flows of each disposed component have been (or will be) eliminated from your ongoing operations as a result of the disposal transaction and (b) whether you will have any significant continuing involvement in the operations of each disposed component after the disposal transaction.

****

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief